Exhibit 99.1

CELSUS THERAPEUTICS ANNOUNCES POSITIVE PHASE II INTERIM RESULTS
FOR MRX-6 IN THE TREATMENT OF CONTACT DERMATITIS

•	First Cohort in Phase II Trial Shows Statistically Significant Improvement in Symptoms
•	Final Results From All Cohorts Expected By Year End 2013

NEW YORK, NY AND LONDON, UK – May 08, 2013 – Celsus Therapeutics (OTCQB: MRRBY), an emerging growth, development-stage biotechnology company, announced today positive interim results from the first cohort (2% MRX-6 vs. vehicle) of a multi-center Phase II double blind, two step dose-ranging, vehicle and active control study of MRX-6 for the treatment of patients with allergic contact dermatitis (ACD). MRX-6 is a multi-functional non-steroidal anti-inflammatory cream working through the inhibition of sPLA2, a steroid target, and through enriching cell surface glycosaminoglycans (GAG).

Data released today are for treatment with the highest (2.0%) dose of MRX-6 and vehicle control. The results show a 56% improvement in symptoms (dryness, scaling, redness, pruritus and fissures) from baseline in the MRX-6 treated hand/forearm, compared to a 24% improvement for vehicle (‘placebo’) treated hand/forearm (p < 0.0001). Each patient acted as his or her own control. Clinically significant benefit, defined as a ≥ 50% reduction in symptoms from baseline in the MRX-6 treated hand/forearm was seen in 70% of patients. MRX-6 was found to be safe and well-tolerated, with no adverse events. The benefit was similar regardless of patient baseline score, study center or symptom sub-score.

Table 1. Percent Change from Baseline to Day 21 – Comparison between treatment groups using Paired T-test/Wilcoxon Rank Sum Test – ITT population (N=30)

Endpoint		MRX6	Vehicle	P-Value
Total Physicians Visual Assessment	Mean %Change from Baseline	-56%	-24%	<0.0001
Scaling*	Mean %Change from Baseline	-45%	-22%	0.0130
Redness*	Mean %Change from Baseline	-47%	-20%	0.0006
Pruritis*	Mean %Change from Baseline	-63%	-28%	0.0059
Fissures*	Mean %Change from Baseline	-79%	-44%	0.0045
Dryness*	Mean %Change from Baseline	-46%	-15%	0.0008

* Data are not normally distributed – P-Values result from Wilcoxon Rank Sum test

“These results are very promising and demonstrate that MRX-6 appears to have a significant clinical benefit in the treatment of contact dermatitis,” said Gur Roshwalb, Chief Executive Officer of Celsus Therapeutics. “Hands treated with MRX-6 demonstrated clinically meaningful improvement. We currently anticipate filing a US IND in 2014 and initiating US Phase II trials for psoriasis and atopic dermatitis in the second half of 2014. We believe these data validate our platform of targeting inflammation upstream of the eicosanoid pathway, but without the metabolic and psychiatric side effects associated with steroids.”

” Bilateral comparison trials are the best way to assess the efficacy of a topical anti-inflammatory agent, and this trial clearly demonstrated statistically significant superiority of the study drug over placebo [vehicle],” said Mark Lebwohl, M.D., Sol and Clara Kest Professor and Chairman of the Department of Dermatology, Icahn School of Medicine at Mount Sinai, New York. “The placebo response rate of 24% is expected in a topical therapy of allergic contact dermatitis, and the 54% response seen with the active drug shows it to be highly effective.”

This Phase II, double-blind, two-part dose ranging and active control study plans to enroll 85 patients with moderate to severe ACD, as determined by the Physician Visual Assessment Score (PVA). Patients recruited to the study displayed similar disease severity on both hands as determined by the PVA, which scores five items (dryness, redness, scaling, pruritus and fissures) each on a scale of 0-3 (none, mild, moderate or severe) for a total symptom score of 0-15. Patients receive the vehicle cream (‘placebo’) on one hand and the active drug to be used only on the other (i.e., each patient acted as his/herown control) twice a day for 21 days. The study is being conducted in two parts;part one (just unblinded) enrolled 30 patients at the highest, 2% concentration, of MRX-6. In the next part of the study, to be carried out in the second half of 2013, 55 patients will again act as their own controls but will receive in a random manner either MRX-6 ( 1%, 0.2%) or topical steroids, for 21 days. The primary efficacy outcome is defined as the difference in percentage change from baseline to day 21 in the PVA score for the treated versus vehicle hand/forearm. The secondary outcomes include the evaluation of the safety and tolerability of the three doses of MRX-6 and efficacy by symptom sub-score.

About Contact Dermatitis

There are two types of contact dermatitis: irritant dermatitis (ID) and allergic contact dermatitis (ACD). ACD is an inflammatory skin condition characterized by erythematous and pruritic skin lesions that occur after re-exposure to an irritant. ACD stems from sensitization to an allergen upon initial skin contact. Future allergen exposure then leads to a delayed hypersensitivity reaction. In contrast, ID is caused by exposure of an alkaline or acidic irritant on the skin surface, which injures the dermal layer, and its immediate removal prevents further damage. The primary distinction between ID and ACD is that elements that cause ID are not immunologically sensitized, and thus, do not cause an allergic reaction as they would in ACD.

About MFAIDs (Multi-Functional, Anti-Inflammatory Drugs)

Celsus is developing a platform of first-in-class, synthetic, non-steroidal anti-inflammatory drugs. They are designed to inhibit extracellular secretory phospholipase A2 (sPLA2), a catalytic enzyme responsible for initiating the inflammatory cascade through the production of arachidonic acid from membrane-associated phospholipids, specifically at the cell surface. MFAIDs can inhibit all sPLA2 isomers without disrupting cytoplasmic phospholipase A2 (cPLA2), a crucial homeostatic enzyme within cells. MDAIDS also enrich cell surface glycosaminoglycans, protecting cells from exposure to oxygen radicals and certain cytokines. Thanks to their structure, MFAIDS fulfill multiple functions in cell protection: the lipid moiety, suppresses the decomposition of the cell membrane lipids, and the conjugated GAG mimics the native surface GAG in protecting the cell from damaging agents.

About MRX-6 – Dermatitis

MRX-6 is an MFAID topical cream treatment under development for treating skin inflammatory disorders, specifically allergic contact dermatitis and atopic dermatitis, also known as eczema.

About Celsus Therapeutics Plc.

Celsus Therapeutics is an emerging clinical stage company focused on the development of a new class of non-steroidal, synthetic anti-inflammatory drugs termed Multi-Functional Anti-Inflammatory Drugs or MFAIDs. Celsus’s MFAIDs represent a new therapeutic platform for the treatment of a broad array of inflammatory diseases, such as allergies and autoimmune diseases. Presently, the Company has two lead drug candidates in its clinical pipeline, MRX-6, a topical cream for contact dermatitis and MRX-4, a nasal spray for treating allergic rhinitis (hay fever). Other potential treatments in preclinical development include OPX-1 for ocular inflammation, CFX-1 for cystic fibrosis, and MRX-5 for inflammatory bowel disease.

FORWARD-LOOKING STATEMENTS – This press release contains "forward-looking statements" that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," "hope," "look forward" and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under applicable laws, we do not intend to update or revise any forward-looking statements.

Company Contact	Investor Relations
Celsus Therapeutics Plc.	LifeSci Advisors, LLLC
Gur Roshwalb, MD	Michael Rice
Chief Executive Officer
gr@celsustx.com	646-597-6979